Dean Witter Spectrum Series
Monthly Report
January 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Dean
Witter Spectrum Funds as of January 31, 1998 was as follows:

Funds                    N.A.V.                    % change
for month
Spectrum Balanced        $14.06
2.31%
Spectrum Strategic       $11.28
5.32%
Spectrum Technical       $14.46                         -
1.16%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, gains were recorded during January primarily from long U.S. Treasury note futures positions in the bond portion of the portfolio as prices finished the month higher. Additional profits were recorded in the managed futures component of the balanced portfolio as long positions in both U.S. and European interest rate futures profited as the upward price move experienced during December continued into January. In currencies, profits were recorded from short positions in most European currencies, particularly in the Italian lira, German mark and Spanish peseta, as the value of these currencies declined relative to the U.S. dollar late in the month. Short positions in crude oil futures were also profitable as oil prices dipped below $16 a barrel amid rising inventories before heading higher on renewed concerns of U.S. military action in the Middle East. These gains were partially offset by losses recorded in agricultural futures from short corn and soybean oil futures positions as prices moved higher. In the stock index portion, results were flat as the S&P 500 Index finished the month only slightly higher.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, gains were recorded from long U.S. Treasury bond futures positions late in the month as prices finished the month strongly in response to Federal Reserve Chairman Greenspan's suggestion that interest rates will not be raised in the near future. Additional gains were recorded from long European interest rate futures positions as prices in these markets moved higher early in the month. In metals, long silver futures positions were profitable as prices rebounded higher late in the month. In currencies, gains recorded during the second half of the month from short German mark futures positions more than offset losses from short Japanese yen positions. Smaller gains were recorded from short crude oil futures positions as oil prices declined during the first half of the month. These gains were partially offset by losses experienced from long sugar futures positions as sugar prices moved lower during the month.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, losses were recorded primarily from short positions in the Japanese yen as the value of the yen reversed higher on news of an economic stimulus package proposed by the Japanese government. Additional currency losses were recorded from short positions in the Australian dollar as its value also reversed higher relative to the U.S. dollar after trending lower in recent months. A portion of these losses was offset by gains from short Canadian dollar positions as its value continued to trend lower relative to the U.S. dollar. In metals, gold prices reversed higher, thus giving back a portion of previously recorded profits from short gold futures positions. Smaller losses were recorded from short corn and soybean futures positions as prices moved higher. These losses were partially offset by gains from long positions in European and U.S. interest rate futures as prices in these markets moved higher early in the month. Smaller gains were recorded from short crude oil futures positions, as oil prices moved lower during early January, and long coffee futures positions, as coffee prices finished the month higher.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor New York , NY 10048, or your
Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value
per Unit from the start of each calendar year the Fund has
traded.  Also provided is the inception-to-date return and
the annualized return since inception for the Fund.  PAST
PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Balanced
                         1994 (2 months)                -
1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (1 month)             2.3%

                    Inception-to-Date Return:          40.6%
                    Annualized Return:
11.1%

____________________________________________________________
_________________________

Spectrum Strategic
                         1994 (2 months)
0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997
0.4%
                         1998 (1 month)
5.3%

                    Inception-to-Date Return:
12.8%
                    Annualized Return:
3.8%
____________________________________________________________
_________________________

Spectrum Technical
                         1994 (2 months)                -
2.2%
                         1995                17.6%
                         1996                18.4%
                         1997
7.5%
                         1998 (1 month)
-1.2%

                    Inception-to-Date Return:
44.6%
                    Annualized Return:                 12.0%
____________________________________________________________
_________________________








Statements of Operations
For the Month Ended January 31, 1998
(Unaudited)
                                        Dean Witter Spectrum
Balanced

                                        Percent of
                                        January 1, 1998
                                        Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                       56,021                 .22
  Net change in unrealized      547,680      2.13

  Total Trading Results         603,701      2.35
Interest Income (DWR)           120,740       .47

  Total Revenues                724,441                2.82

EXPENSES
Brokerage commissions (DWR)     104,873       .41
Management fees                  26,753       .10
Incentive fees                        -         -

  Total Expenses                131,626       .51

NET INCOME (LOSS)               592,815      2.31



Statements of Changes in Net Asset Value
For the Month Ended January 31, 1998
(Unaudited)
                            Dean Witter Spectrum Balanced
                          Units          Amount    Per Unit
                                           $          $
Net Asset Value,
 January 1, 1998       1,868,284.841    25,683,236    13.75
Net Income                         -       592,815      .31
Redemptions              (21,467.296)     (301,830)   14.06
Subscriptions             68,258.000       959,707    14.06

Net Asset Value,
  January 31, 1998     1,915,075.545    26,933,928   14.06



The accompanying notes are an integral part of these financial statements.






      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                     Percent of
Percent of
                     January 1, 1998            January 1,
1998
                     Beginning
Beginning
       Amount        Net Asset Value    Amount  Net Asset
Value
           $               %               $           %

      2,283,955      3.87                585,677     .32
      1,207,566      2.04             (1,466,406)   (.81)

      3,491,521      5.91               (880,729)   (.49)
        226,171       .38                668,906     .37

                     3,717,692    6.29                   (211,823)
(.12)

         376,735     0.64              1,159,934     .64
        196,985      0.33                606,502     .33
              -         -                134,095     .07

        573,720      0.97              1,900,531    1.04

      3,143,972      5.32             (2,112,354)       (1.16)






  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per Unit
                 $          $                         $            $
5,517,887.455  59,095,581  10.71  12,434,700.738  181,950,507     14.63
            -   3,143,972    .57               -   (2,112,354)     (.17)
  (67,002.146)   (755,784) 11.28     (87,704.770)  (1,268,211)    14.46
  126,153.072   1,423,007  11.28     264,558.652    3,825,518     14.46

5,577,038.381  62,906,776  11.28  12,611,554.620  182,395,460    14.46








Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). Demeter is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

On July 31, 1997, Dean Witter Reynolds Inc. ("DWR"), a wholly-owned subsidiary of MSDWD, closed the sale of its institutional futures business and foreign currency trading operations to Carr Futures Inc. ("Carr"), a subsidiary of Credit Agricole Indosuez. Following the sale, Carr became the commodity broker for most of the Partnership's transactions and is the counterparty on the Partnership's transactions and is the counterparty on the Partnership's foreign currency trades. DWR will continue to serve as a non-clearing commodity broker for the Partnership with Carr providing all clearing services for Partnership transactions.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs , Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 49/120 of 1% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a monthly rate of 51/80 of 1% of the Net
Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)



Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.


3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:


Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)




Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.


4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.